UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549


                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                             (Amendment No. 1)

                         EMPIRE PETROLEUM CORPORATION
                               (Name of Issuer)

                         Common Stock, $.001 Par Value
                         (Title of Class of Securities)

                                   030910 20 2
                                  (CUSIP Number)

                              Albert E. Whitehead
                         Empire Petroleum Corporation
                         15 E. 5th Street, Suite 4000
                          Tulsa, Oklahoma  74103-4346
                                 (918-587-8093)

                (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                February 14, 2003

           (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box.
                         _____

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







CUSIP NO.  030910 20 2                               Page 2 of 6 Pages

1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Albert E. Whitehead

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (See Instructions)
                             (a) _____   (b) _____

3.    SEC USE ONLY

4.    SOURCE OF FUNDS (See Instructions)
      PF

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) or 2 (e)
                                             _____

6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      United States of America


Number of shares        7.   SOLE VOTING POWER
Beneficially Owned           11,502,742
by Each Reporting
Person With
                        8.   SHARED VOTING POWER
                              2,835,283

                        9.   SOLE DISPOSITIVE POWER
                             11,502,742

                       10.   SHARED DISPOSITIVE POWER
                              2,835,283

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                              14,338,025

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
                                             _____

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                  39.8%

14.   TYPE OF REPORTING PERSON
      IN

This Amendment No. 1 is Schedule 13D ("Amendment No. 1") relates to the
Schedule 13D originally filed on March 18, 1998 on behalf of Albert E. Whitehead, with regard to his beneficial ownership of shares of Common Stock, par value $.001 per share, of Empire Petroleum Corporation (formerly Americomm Resources Corporation), a Delaware corporation
(the "Company"). The original Schedule 13D, as amended by the Amendment No. 1, is referred to herein as the "Schedule 13D." This Amendment No. 1 is being filed pursuant to Rule 13d-2 promulgated under the Securities Exchange Act of 1934, as amended.



CUSIP NO.  030910 20 2                               Page 3 of 6 Pages

Item 1 - Security and Issuer.

     The information set forth in the Schedule 13D with respect to this
Item 1 is hereby amended and restated to read, in its entirety, as follows:

     The securities to which this Schedule 13D relate are shares of common stock, par value $.001 per share ("Common Stock"), of the Company.

     The address of the Company's principal executive office is 15 East 5th Street, Suite 4000, Tulsa, Oklahoma 74103-4346. The name and address of the principal executive officer of the Company is Albert E. Whitehead, Chief Executive Officer and President, 15 East 5th Street, Suite 4000, Tulsa, Oklahoma 74103-4346.

Item 2 - Identity and Background.

     The information set forth in the Schedule 13D with respect to this
Item 2 is hereby amended and restated to read, in its entirety, as follows:

     (a) This Schedule 13D is being filed by Albert E. Whitehead. Mr. Whitehead is the trustee of the Albert E. Whitehead Living Trust (the "AEW Trust"). As trustee, Mr. Whitehead is deemed the beneficial owner of the shares of Common Stock held by the AEW Trust.

     (b) The business address of Mr. Whitehead is 15 East 5th Street, Suite 4000, Tulsa, Oklahoma 74103-4346.

     (c) Mr. Whitehead's principal occupation is Chairman of the Board, Chief Executive Officer and President of the Company, which is located at 15 East 5th Street, Suite 4000, Tulsa, Oklahoma 74103-4346.

     (d) During the last five years, Mr. Whitehead has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, Mr. Whitehead has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3 - Source and Amount of Funds or Other Consideration.

     The information set forth in the Schedule 13D with respect to this
Item 3 is hereby amended and supplemented by adding the following:

     On February 14, 2003, the AEW Trust acquired 874,071 shares of Common Stock in connection with the conversion of a convertible note with a face amount of $170,000.00 plus accrued interest of $13,555 at a conversion rate of $0.21 per share. On March 17, 2003, the AEW Trust acquired an additional 7,966,244 shares through the conversion of cash advances made to the Company in the amount of $231,510.63 plus accrued interest of $7,476.70 at a conversion rate of $0.03 per share. The purchase prices were paid from Mr. Whitehead's personal funds.


CUSIP NO.  030910 20 2                               Page 4 of 6 Pages

     On March 17, 2003, Mr. Whitehead's spouse acquired 1,968,172 shares through the exchange of a note with a face amount of $50,000 plus accrued interest of $9,045 at a conversion rate of $0.03 per share. The funds advanced pursuant to the note were Mrs. Whitehead's personal funds. Mr. Whitehead disclaims any beneficial ownership to the shares of Common Stock owned by his spouse.

     Prior to the acquisitions described above, Mr. Whitehead beneficially owned (i) 3,359,538 shares of Common Stock, including 867,111 shares owned by his spouse, in which Mr. Whitehead disclaims any beneficial ownership and (ii) 100,000 shares of Common Stock issuable upon exercise of stock options at an exercise price of $1.375 per share and 70,000 shares of Common Stock issuable upon exercise of stock options at an exercise price of $0.4370 per share ("Stock Options"). The purchase price, of currently outstanding shares beneficially owned by Mr. Whitehead were paid from personal funds.

Item 4 - Purpose of Transaction.

     The information set forth in the Schedule 13D with respect to this
Item 4 is hereby amended and restated to read, in its entirety, as follows:

     The shares of Common Stock beneficially owned by Mr. Whitehead were acquired for investment purposes.

     Except as described below, Mr. Whitehead has not formulated any plans or proposals which relate to or would result in any of the following:

     (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

     (d) Any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of Directors or to fill any existing vacancies on the Board;

     (e) Any material change in the present capitalization or dividend policy of the Company;

     (f) Any other material change in the Company's business or corporate structure;

     (g) Changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

     (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;


CUSIP NO.  030910 20 2                               Page 5 of 6 Pages

     (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12 (g) (4) of the Securities Exchange Act of 1934, as amended; or

     (j)  Any action similar to any of those enumerated above.

     Depending upon various factors, including, but no limited to, the Company's business, prospects and financial condition and other developments concerning the Company, opportunities for Mr. Whitehead to acquire or dispose of securities of the Company, and other business opportunities available to Mr. Whitehead, Mr. Whitehead may in the future take actions with respect to his holdings in the Company's securities as he deems appropriate in light of the circumstances and conditions existing from time to time. Such actions may include the purchase of additional securities of the Company in the open market, the purchase of additional securities of the Company in privately negotiated transactions (including privately negotiated purchases from the Company or other stockholders of the Company) or otherwise, the dispostion, from time to time, of all or a portion of the securities of the Company now owned or hereafter acquired, either directly or indirectly, by Mr. Whitehead, either in a sale of securities in the open market or the sale of securities in privately negotiated transactions to one or more purchasers.

     In addition, at the next annual meeting of the stockholders of the Company, the Company may propose, and Mr. Whitehead may vote in favor of, reclassifying the Company's Common Stock to effect a reverse split.

Item 5 - Interest in Securities of the Issuer.

     The information set forth in the Schedule 13D with respect to this
Item 5 is hereby amended and restated to read, in its entirety, as follows:

     (a) and (b) Mr. Whitehead beneficially owns 14,338,025 shares of Common Stock, including 2,835,283 shares of Common Stock owned by his spouse in which he disclaims beneficial ownership, 170,000 shares of Common Stock issuable upon exercise of his Stock Options. These shares constitute, in the aggregate, approximately 39.8% of the issued and outstanding shares of Common Stock as of the date hereof.

     Mr. Whitehead has sole power to vote or direct the vote of, and sole power to dispose or to direct the disposition of, 11,502,742 shares of Common Stock beneficially owned directly by him. Mr. Whitehead shares power to vote or direct the vote of, and shares power to dispose or to direct the disposition of, 2,835,283 shares of Common Stock beneficially owned by his spouse.

     Mrs. Whitehead may be contacted at 15 East 5th Street, Suite 4000, Tulsa, Oklahoma 74103-4346.

     During the last five years, Mrs. Whitehead has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).






CUSIP NO.  030910 20 2                               Page 6 of 6 Pages

     During the last five years, Mrs. Whitehead has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

     (c) Except for the purchase by Mr. Whitehead of shares of Common Stock in the acquisitions as described in Item 3 above, no transactions in securities of the Company were effected by Mr. Whitehead during the period beginning sixty days prior to the date of the event that requires the filing of this statement.

     (d)  Not Applicable.

     (e)  Not Applicable.

Item 6 - Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     The information set forth in the Schedule 13D with respect to this
Item 6 is hereby amended and restated to read, in its entirety, as follows:

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Whitehead, and any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7 - Material to be Filed as Exhibits.

     Not Applicable.

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

DATED:  May 2, 2003

                                         /s/Albert E. Whitehead
                                         Albert E. Whitehead